United States Securities and Exchange Commission
                         Washington, DC 20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                           (Amendment No.)

               TRADESHOW PRODUCTS, INC.
                            (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                               892653 10 6
                         (CUSIP Number)

                            May 20, 2008
  (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      /    /    Rule 13d-1 (b)
     / x  /     Rule 13d-1(c)
     /    /    Rule 13d-1(d)

1.        Names of Reporting Persons: Rock Creek Capital Corporation
                         James M. Cassidy

          (1) James M. Cassidy is the sole shareholder of Rock Creek Capital Corporation and deemed to be the beneficial owner of the shares of common stock owned by it.

2.        Check the appropriate box if a member of a group:  (a)
                                                             (b)
3.        SEC use only

4.        Citizenship or place of organization

          James M. Cassidy                    Natural person, citizen
                                                of the United States

          Rock Creek Capital Corporation:   Delaware corporation

5 -8.                   Voting Power                      Dispositive Power
                        Sole         Shared       Sole          Shared

Rock Creek
 Capital Corporation     7,100,000                7,100,000       (1)
James M. Cassidy                     7,100,000                  7,100,000

  (1) James M. Cassidy is the sole shareholder of Rock Creek Capital
        Corporation

9&11.     Aggregate amount beneficially owned by each reporting
               person and percent of class.

                              Aggregate amount
                              Beneficially            Percent
                                Owned                 of Class

Rock Creek
   Capital Corporation        0                       0%   (1)
James M. Cassidy             7,100,000

   (1) James M. Cassidy is the sole shareholder of Rock Creek Capital Corporation and may be deemed to be the beneficial owner of the common stock held by it.

10.   Check box if aggregate amount in #9 excludes certain shares.
                 Not applicable.

12.       Type of reporting Person

              Rock Creek Capital Corporation                CO
              James M. Cassidy                              IN

                 Schedule 13G                Part 2, page 1


Item 1(a)      Name of Issuer:   Tradeshow Products, inc.

     (b)       Address of Issuer's Principal Executive Offices:

          1590 South Lewis
          Anaheim, California 92805

Item 2(a)     Name of Person Filing:          James M. Cassidy

     (b)    Address of Principal Business or,
             if none, Residence:                 1504 R Street, N.W.
                                                 Washington DC 20009

     (c)       Citizenship:                        United States

     (d)       Title of Class of Securities:        Common Stock

     (e)       CUSIP Number:                       892653 10 6

Item 3.        If statement is filed pursuant to Rule 13d-1(b) or
                   13d-2(b) or (c),  check whether the person filing is:

                                                  Not Applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:             7,100,000 shares
     (b)       Percent of Class:                          14.7 %
     (c)       Number of Shares as to which
               such person has:
 (i) sole power to vote or to direct the vote             0
 (ii) shared power to vote or to direct the vote      7,100,000
 (iii) sole power to dispose or to direct the
              disposition of                              0
 (iv) shared power to dispose or to direct the
               disposition of                         7,100,000

Item 5. Ownership of Five Percent or Less of a Class.
             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following

Item 6.  Ownership of More than Five Percent
             on Behalf of Another Person:             Not applicable

Item 7.  Identification and Classification of the
         Subsidiary Which Acquired the Security
         being Reported on By the Parent                  Not applicable

Item 8.  Identification and Classification of
         Members of the Group                                 Not applicable

     Rock Creek Capital Corporation, a Delaware corporation, of which James M. Cassidy is the sole shareholder is the holder of the shares.

Item 9. Notice of Dissolution of Group:                 Not applicable

Item 10. Certification:

      By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   James M. Cassidy
August 27, 2008

                 Schedule 13G /A             Part 2, page 3


Item 1(a)      Name of Issuer:   Tradeshow Products, Inc.

     (b)       Address of Issuer's Principal Executive Offices:

          1590 South Lewis
          Anaheim, California 92805

 Item 2(a)      Name of Person Filing: Rock Creek Capital Corporation

     (b)       Address of Principal Business or,
                if none, Residence:
                                               1504 R Street, N.W.
                                               Washington DC 20009

     (c)       Citizenship:            Delaware corporation

     (d)       Title of Class of Securities:        Common Stock

     (e)       CUSIP Number:                        None

Item 3.        If statement is filed pursuant to Rule 13d-1(b) or
              13d-2(b) or (c), check whether the person filing is:

                                     Not Applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:             7,100,000 shares (1)
     (b)       Percent of Class:                            14.7 %
     (c)       Number of Shares as to which
                 such person has:
        (i) sole power to vote or to direct the vote     7,100,000
        (ii) shared power to vote or to direct the vote     0
        (iii) sole power to dispose or to direct the
               disposition of                            7,100,000
       (iv) shared power to dispose or to direct the
               disposition of                               0

    (1) James M. Cassidy is the sole shareholder of Rock Creek Capital Corporation and is therefore deemed to be the beneficial owner of the shares of common stock held by it.

Item 5. Ownership of Five Percent or Less of a Class

Item 6. Ownership of More than Five Percent
        on Behalf of Another Person:          Not applicable

Item 7. Identification and Classification of the
        Subsidiary Which Acquired the Security being
        Reported on By the Parent            Not applicable

Item 8. Identification and Classification of Members
        of the Group                         Not applicable


        Rock Creek Capital Corporation, a Delaware corporation, of which James M. Cassidy is the sole shareholder, is the holder of the shares.

Item 9. Notice of Dissolution of Group:       Not applicable

Item 10. Certification:

    By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                            ROCK CREEK CAPITAL CORPORATION

                              By  James M. Cassidy


August 27, 2008